Exhibit 12

Hornbeck Offshore Services, Inc.

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,								Nine Months Ended September 30,
	1999	2000	2001		2002		2003		2003		2004
Fixed charges:
Interest expense	7,524	15,478	16,646		16,207		18,523		13,378		13,890
Capitilized interest	1,628	365	3,075		3,867		2,734		2,345		1,900

Total fixed charges	9,152	15,843	19,721		20,074		21,257		15,723		15,790

Pre-tax income	(1,393)	(2,974)	12,756		18,786		18,048		14,713		12,055
Interest expense	7,524	15,478	16,646		16,207		18,523		13,378		13,890

Earnings	6,131	12,504	29,402		34,993		36,571		28,091		25,945

Ratio of earnings to fixed charges (1)	—	—	1.5	x	1.7	x	1.7	x	1.8	x	1.6	x

(1)	Calculated as earnings divided by fixed charges. For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations plus fixed charges, excluding capitalized interest. Fixed charges consist of interest whether expensed or capitalized and amortization of loan costs. In fiscal year 1999 and 2000 our earnings were insufficient to cover fixed charges by approximately $3.0 million and $3.3 million, respectively.